SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios, 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unaudited Condensed Consolidated I nterim Financial Statements under US GAAP
GOL Linhas Aéreas Inteligentes S.A.
June 30, 2008 and December 31, 2007, with Report of Independent Registered Public Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     June 30, 2008 and 2007 (In thousands of Brazilian Reais)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated balance sheet of Gol Linhas Aéras Inteligentes S.A. and subsidiaries as of June 30, 2008, the related condensed consolidated statements of operations for the three-month and six-month periods ended June 30, 2008 and 2007 and the condensed consolidated statements of cash flows for the six-month periods ended June 30, 2008 and 2007 and the condensed consolidated statements of shareholders’ equity and comprehensive income for the six-month period ended June 30, 2008. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, cash flows and shareholders’ equity and comprehensive income for the year then ended (not presented herein) and in our report dated February 12, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
August 6, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Brazilian Reais)

	June 30, 2008	December 31, 2007

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	R$ 299,758	R$ 574,363
Short-term investments	437,981	858,438
Receivables, less allowance (2008 –
R$34,827; 2007 – R$ 23,297)	339,898	916,133
Inventories of parts and supplies, net
of allowance for obsolescence	133,825	192,782
Deposits	206,495	192,357
Recoverable and deferred taxes	85,628	90,090
Prepaid expenses	108,349	143,756
Other	67,996	161,628

Total current assets	1,679,930	3,129,547

Property and equipment
Pre-delivery deposits	729,682	543,906
Flight equipment	2,008,174	1,690,903
Other	200,058	179,709

	2,937,914	2,414,518
Accumulated depreciation	(379,981)	(269,633)

Property and equipment, net	2,557,933	2,144,885

Other assets
Deposits	348,079	397,308
Deferred income taxes	280,403	47,121
Goodwill	538,944	272,975
Tradenames	63,109	124,883
Airport operating rights	560,842	746,734
Other	161,899	138,968

Total other assets	1,953,276	1,727,989

Total assets	R$ 6,191,139	R$ 7,002,421

	June 30, 2008	December 31, 2007

	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	R$ -	R$ 496,788
Current portion of long-term debt	428,953	308,285
Current obligations under capital leases	117,353	93,020
Accounts payable	249,896	326,364
Salaries, wages and benefits	154,378	163,437
Sales tax and landing fees	156,210	152,332
Air traffic liability	419,466	472,860
Aircraft leasing payable	23,563	35,982
Insurance premium payable	231	44,150
Dividends payable	36,708	75,610
Deferred revenue	94,729	90,843
Other	62,830	27,671

Total current liabilities	1,744,317	2,287,342

Non-current liabilities
Long-term debt	979,476	1,066,102
Obligations under capital leases	852,663	776,578
Deferred revenue	274,531	287,191
Estimated civil and labor liabilities	142,839	32,075
Other	104,724	177,870

	2,354,233	2,339,816
Shareholders’ equity
Preferred shares, no par value; 94,073,518
and 94,709,463 issued and outstanding in
2008 and 2007, respectively	1,205,801	1,205,801
Common shares, no par value; 107,590,792
issued and outstanding in 2008 and 2007	41,500	41,500
Additional paid-in capital	40,186	39,132
Treasury shares, at cost: 1,574,200 shares	(41,180)	-
Appropriated retained earnings	87,227	87,227
Unappropriated retained earnings	751,299	998,936
Accumulated other comprehensive income	7,756	2,667

Total shareholders’ equity	2,092,589	2,375,263

Total liabilities and shareholders’ equity	R$ 6,191,139	R$ 7,002,421

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(In thousands of Brazilian Reais, except per share amounts)

	Three months ended June 30,		Six months ended June 30,

	2008	2007	2008	2007

Net operating revenues
Passenger	R$ 1,340,087	R$ 1,046,066	R$ 2,839,423	R$ 2,021,427
Cargo and Other	124,776	105,466	232,519	171,377

Total net operating revenues	1,464,863	1,151,532	3,071,942	2,192,804

Operating expenses
Salaries, wages and benefits	245,521	178,127	486,709	310,192
Aircraft fuel	733,642	496,193	1,397,774	857,491
Aircraft rent	153,397	136,056	303,057	231,387
Sales and marketing	122,378	85,809	262,585	162,364
Landing fees	94,112	70,289	180,412	125,261
Aircraft and traffic servicing	109,482	99,993	226,927	157,881
Maintenance materials and repairs	107,994	76,502	168,582	122,750
Depreciation	55,433	29,500	111,901	58,046
Other	142,132	72,477	254,610	135,786

Total operating expenses	1,764,091	1,244,946	3,392,557	2,161,158

Operating income (loss)	(299,228)	(93,414)	(320,615)	31,646

Other income (expense)
Interest expense	(35,351)	(40,991)	(95,333)	(68,015)
Capitalized interest	9,875	4,089	20,747	8,706
Interest and investment income	102,052	72,879	169,521	161,485
Other, net	(6,290)	8,983	(7,986)	(22,575)

Total other income	70,286	44,960	86,949	79,601

Income (loss) before income taxes	(228,942)	(48,454)	(233,666)	111,247

Income taxes (expense) benefit	57,237	13,083	58,418	(30,036)

Net income (loss)	R$ (171,705)	R$ (35,371)	R$ (175,248)	R$ 81,211

Earnings (loss) per common and
preferred share:

Basic	R$ (0.85)	R$ (0.18)	R$ (0.87)	R$ 0.41
Diluted	R$ (0.85)	R$ (0.18)	R$ (0.87)	R$ 0.41

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(In thousands of Brazilian Reais)

	Six months periods ended June 30,

	2008	2007

Cash flows from operating activities
Net income (loss)	R$ (175,248)	R$ 81,211
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	111,901	58,046
Deferred income taxes	(705)	25,857
Allowance for doubtful accounts receivable	11,530	5,401
Other, net	9,771	-
Changes in operating assets and liabilities:
Receivables	551,633	(59,738)
Inventories	44,761	(60,435)
Accounts payable and other accrued liabilities	(76,468)	58,523
Deposits with lessors	26,544	(93,270)
Air traffic liability	(53,394)	(4,891)
Dividends payable	(38,902)	33,607
Deferred income taxes	(148,622)	(43,783)
Deferred revenues	(14,358)	(566)
Other, net	39,048	(40,091)

Net cash provided by (used in) operating activities	287,491	(40,129)

Cash flows from investing activities
Deposits for aircraft leasing contracts	8,547	(13,646)
Acquisition of VRG, net of cash acquired	-	(194,087)
Acquisition of property and equipment	(238,757)	(209,262)
Pre-delivery deposits	(185,776)	(33,247)
Treasury shares	(41,180)	-
Purchase of available-for-sale securities	(437,981)	(1,088,673)
Sale of available-for-sale securities	858,438	1,308,568

Net cash used in investing activities	(36,709)	(230,347)

Cash flows from financing activities
Short-term borrowings, net	(496,788)	213,124
Proceeds from issuance of long-term debt	34,042	461,525
Dividends paid	(72,389)	(149,738)
Paid subscribed capital	937	4,405
Other, net	8,811	13,852

Net cash provided by (used in) financing activities	(525,387)	543,168

Net increase (decrease) in cash and cash equivalents	(274,605)	272,692

Cash and cash equivalents at beginning of the period	574,363	280,977

Cash and cash equivalents at end of the period	R$ 299,758	R$ 553,669

Supplemental disclosure of cash flow information
Interest paid	95,333	66,910
Income taxes paid	43,656	22,811

Non cash investing activities
Accrued capitalized interest	15,292	(8,706)
Shares issued as consideration for the acquisition of VRG	-	359,244
Capital leases	100,417	76,897

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of Brazilian Reais, except for share information)

	Common Shares		Preferred Shares					Retained Earnings		Accumulated

					Additional					other
	Shares	Amount	Shares	Amount	paid-in	Deferred	Treasury	Appropriated	Unapropriated	comprehensive
					capital	compensation	shares			income	Total

Balance at December 31, 2007	107,590,792	R$ 41,500	94,709,463	R$ 1,205,801	R$ 40,565	R$ (1,433)	R$ -	R$ 87,227	R$ 998,936	R$ 2,667	R$ 2,375,263

Comprehensive income:
Net loss for the period	-	-	-	-	-	-	-	-	(175,248)	-	(175,248)
Change in fair value of derivative instruments,
net of taxes	-	-	-	-	-	-	-	-	-	5,089	5,089
Total Comprehensive loss	-	-	-	-	-	-	-	-	-	-	(170,159)
Paid-in subscribed capital	-	-	336	-	-	-	-	-	-	-	-
Deferred compensation	-	-	-	-	937	-	-	-	-	-	937
Amortization of deferred compensation	-	-	-	-	-	117	-	-	-	-	117
Treasury shares	-	-	(1,574,200)	-	-	-	(41,180)	-	-	-	(41,180)
Interim dividends payable	-	-	-	-	-	-	-	-	(72,389)	-	(72,389)

Balance at June 30, 2008 (Unaudited)	107,590,792	R$41,500	93,135,599	R$1,205,801	R$41,502	R$(1,316)	R$(41,180)	R$87,227	R$751,299	R$7,756	R$2,092,589

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

1. Business Overview

As of June 30, 2008, GTA had a 78 aircraft fleet (net of one in return), comprised of 39 Boeing 737-800, 28 Boeing 737-700 and 11 Boeing 737-300 aircraft; and VRG (see Note 3) had a 34-aircraft fleet (net of six in return), comprised of 7 Boeing 737-800, 4 Boeing 737-700, 13 Boeing 737-300 and 10 Boeing 767-300 aircraft. During the second quarter of 2008, GTA served 56 destinations (48 in Brazil, 3 in Argentina, and 1 each in Bolivia, Chile, Paraguay, Peru, and Uruguay), and VRG served 19 destinations (14 in Brazil, and 1 each in Argentina, Chile, Colombia, France and Venezuela).

2. Summary of Significant Accounting Policies

a) Basis of presentation

These condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) for interim financial information, using Brazilian Reais as the functional and reporting currency. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, the condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. The exchange rates, per US Dollar at June 30, 2008 and December 31, 2007 were 1.5919 and R$ 1.7713, respectively. The average exchange rates for the six-months ended June 30, 2008 and 2007 were 1.6961 and R$ 1.9818, respectively, (these rates are provided for reference purposes). The accounting principles adopted under US GAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (Continued)

a) Basis of presentation (Continued)

The condensed consolidated financial statements include accounts of Gol Linhas Aéreas Inteligentes S.A. (“the Company”) and of its wholly-owned subsidiaries Gol Transportes Aéreos S.A. (“GTA”), GTI S.A., GAC Inc., Gol Finance and indirect ownership of VRG Linhas Aéreas S.A (“VRG”) and SKY Finance. Results include those of VRG since April 9, 2007, the date the Company assumed operations of VRG. All significant intercompany balances have been eliminated.

The results of the six-month period ended June 30, 2008 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2008. The balance sheet at December 31, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2007.

b) New accounting pronouncements

In September 2006, the FASB issued statement No.157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. The purpose of SFAS 157 is to eliminate the diversity in practice associated with measuring fair value as caused by the application of existing accounting pronouncements. SFAS 157 emphasizes that fair value is a market-based measurement and thus, should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS has established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (1) observable inputs such as quoted prices in active markets, (2) inputs other than the quoted prices noted above that are observable either directly or indirectly and (3) unobservable inputs in which there is little or no market data and requires the reporting entity to develop its own assumptions. The Company has adopted the provisions of SFAS 157 as of January 1, 2008. The adoption of such pronouncement did not generate a material impact on the Company´s financial position, except for certain required disclosures about fair value measurements for interim periods and fiscal years. For additional information regarding recurring and nonrecurring fair value measurements, see Note 11.

2. Summary of Significant Accounting Policies (Continued)

b) New accounting pronouncements (Continued)

On December 2007, the FASB issued SFAS 141(R), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer (a) recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination (including broadening and clarifying the definition of a business used for establishing the allocation to “reporting units” of an acquired entity) or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to all business combination transactions for which the acquisition date is on or after January 1, 2009. In addition, SFAS 141R amends the guidance in FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”) and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on the accounting for changes in (1) a valuation allowance on an acquired entity’s deferred income tax assets or (2) assumed liabilities for acquired income tax uncertainties.

Upon adoption of SFAS 141R, the Company will be required to reevaluate previously identified reporting units under the new definition of a business. Additionally, the amendments to SFAS 109 and FIN 48 will be applied prospectively as of the adoption date of SFAS 141R and will apply to business combinations with acquisition dates before the effective date of SFAS 141R; the impact of which could result in changes to deferred income tax assets or assumed income tax uncertainties to be recognized as adjustments to income tax expense or contributed capital, as appropriate, even if the deferred tax asset or income tax uncertainty was initially recognized as a result of a business combination with an acquisition date prior to January 1, 2009. Finally, the impact of the adoption of SFAS 141R will affect business combinations, if any, that are consummated on or after January 1, 2009.

2. Summary of Significant Accounting Policies (Continued)

b) New accounting pronouncements (Continued)

In March 2008, the FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities” - an amendment of FASB Statement 133”, ("SFAS 161"), which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format provides a more complete picture of the location in an entity's financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted. Management is currently evaluating the effect of this pronouncement on the Company’s financial statements.

3. Business Combination

On April 9, 2007, the Company acquired VRG. The total purchase price was R$558,744 (US$ 290,076) of which R$ 194,087 (US$ 100,762) was paid in cash, net of cash acquired, R$ 357,235 (US$ 185,461) was paid in non-voting preferred shares and R$ 7,422 (US$ 3,853) was acquisition cost. The value of Company’s preferred shares issued as consideration to the shareholders of VRG was determined based on the average market price at the date the transaction was agreed to and announced. The purchase contract includes provisions for a post-closing purchase price adjustment based on an audit of specific assets and liabilities. Disputed items involved in the arbitration process pursuant to this contract provision could result in a reduction of the purchase price of up to R$ 153,000. The results of VRG’s operations have been consolidated since April 9, 2007, the acquisition date.

Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets acquired and liabilities assumed based on their fair values as of the date of acquisition.

3. Business Combination (Continued)

The valuation of the assets acquired and liabilities assumed was based on management’s best available estimate of fair value for the assets and liabilities of VRG considering the prevailing market conditions at the date of acquisition. The Company finalized the purchase price allocation during the quarter ended March 31, 2008. The final valuation of airport operating rights was R$ 185,892 lower than estimated due to increased information available to management related to estimating the future cash flows for the routes associated with the airport operating rights acquired. The final valuation of tradenames was R$ 61,774 lower than estimated due to additional information available to management leading to revised cash flow projections for the brand of VRG, which was acquired out of bankruptcy. Liabilities assumed increased by R$83,602 primarily due to amounts owed to the companies in judicial recovery not recognized by sellers at the time of the acquisition, liabilities identified in jurisdictions where Brazilian law is not recognized and revised estimates of the probability of the seller honoring payment of liabilities.

The following table summarizes the final allocation of the fair value of assets acquired and liabilities assumed:

Assets acquired
Accounts receivable	R$ 24,153
Inventories	5,442
Deferred income tax assets	224,155
Fixed assets	11,740
Intangible assets	623,951
Other assets	101,206

Total assets acquired	990,647

Liabilities assumed
Accounts payable	(220,862)
Air traffic liability	(38,792)
Deferred revenue	(375,497)
Debentures	(87,876)
Deferred income taxes	(110,939)
Other liabilities	(136,881)

Total liabilities assumed	(970,847)

Net assets acquired	19,800

Purchase price, net of cash acquired	558,744

Goodwill	538,944

3. Business Combination (Continued)

Goodwill represents the excess of the purchase price of the acquired business over the fair value of the net assets acquired and is tax-deductible in the amount of R$ 375,469. Intangible assets with indefinite lives consist of the fair value allocated to airport operating rights and tradenames, valued at R$ 560,842 and R$ 63,109, respectively.

VRG’s airport operating rights in Brazil were determined to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The VRG tradenames were determined to have indefinite useful lives due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VARIG tradenames. In the event the Company determines that the value of goodwill or intangible assets with indefinite lives has become impaired, the Company will recognize a charge for the amount of impairment during the period in which the determination is made.

4. Short-term Investments

	June 30, 2008	December 31, 2007

Investments
Bank Deposit Certificates – CDB	R$ 103,938	R$ 150,066
Public Securities	214,949	111,951
Fixed Income Securities	119,094	596,421

	R$ 437,981	R$ 858,438

The following is a summary of available-for-sale securities:

June 30, 2008

	Gross	Gross	Estimated Fair Value
	Unrealized	Unrealized	(Net Carrying
	Gains	Losses	Amount)

Public Securities and Fixed Income Securities	R$ 61	R$ (89)	R$ 334,043
Bank Deposit Certificates – CDB	-	(144)	103,938

	R$ 61	R$ (233)	R$ 437,981

4. Short-term Investments (Continued)

December 31, 2007

	Gross	Gross	Estimated Fair Value
	Unrealized	Unrealized	(Net Carrying
	Gains	Losses	Amount)

Public Securities and Fixed Income Securities	R$ 141	R$ (74)	R$ 708,372
Bank Deposit Certificates – CDB	3	(309)	150,066

	R$ 144	R$ (383)	R$ 858,438

The gross realized gains on sales of available-for-sale securities totaled R$ 10,645 and R$ 14,040 (US$ 6,276 and US$ 7,084), in second quarter 2008 and 2007, respectively. The gross realized losses on sales of available-for-sale totaled R$ (159) (US$ 94) in second quarter 2008, and in the second quarter 2007 there were no losses.

The net carrying value and estimated fair value of debt and marketable equity securities available for sale at June 30, 2008, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Estimated Fair Value

Due in one year or less	338,024
Due after one year through three years	73,997
Due after three years	25,960

437,981

5. Inventories of Parts and Supplies

	June 30, 2008	December 31, 2007

Consumable material	18,729	12,107
Parts and maintenance material	92,686	103,833
Advances to suppliers	12,208	27,348
Parts import assets in progress	4,875	44,528
Other	5,327	4,966

	133,825	192,782

6. Debt

At June 30, 2008 and December 31, 2007 debt consisted of the following:

	Effective rate	June 30, 2008	December 31, 2007

Local currency:
Secured floating rate BNDES loan	8.90%	R$ 58,755	R$ 65,775
Secured floating rate BDMG loan	10.66%	14,777	14,315

		73,532	80,090
Foreign currency:
Secured floating rate Bank loan	3.75%	95,514	106,278
Secured floating rate IFC loan	5.96%	75,567	91,604
Unsecured floating rate PDP loan facility	3.92%	487,258	343,612
Unsecured fixed rate Senior notes	7.50%	358,178	398,543
Unsecured fixed rate Perpetual notes	8.75%	318,380	354,260

		1,334,897	1,294,297

		1,408,429	1,374,387

Current portion		(428,953)	(308,285)

Long-term debt		979,476	1,066,102

The following table provides a summary of our principal payments of long-term debt obligations at June 30, excluding the perpetual notes:

					Beyond
(in R$ 000)	2009	2010	2011	2012	2012	Total

Long-term debt obligations	201,185	30,455	30,456	24,547	374,453	661,096

On March 6, 2008, the Company submitted to BNDES a letter of credit, with maturity on March 4, 2009, in compliance with all contractual obligations assumed. At June 30, 2008, the Company was not in compliance with a financial covenant established in its loan contract with the BNDES totaling R$ 58,755. The Company obtained from lender the specific consent to maintain debt liquidity ratio higher than those established in the agreements that permit the maintenance of R$ 43,723 as long-term.

On May 20, 2008, the Company and the IFC (International Finance Corporation) signed a contract additive changing the conditions originally established relating to financial ratios. On June 30, 2008, the Company was in compliance with the new ratios settled with the IFC.

7. Leases

The company leases its entire fleet under a combination of operating and capital leases. At June 30, 2008, the total fleet was 112 aircraft, of which 84 were operating leases and 28 were recorded as capital leases. During the second quarter 2008, we took delivery of three aircraft under capital leases. We returned three 737-300 and two 767-300 aircraft during the quarter and at June 30, 2008, seven 737-300 aircraft were in the process of being returned.

a) Capital leases

Future minimum lease payments under capital leases with initial or remaining terms in excess of one year at June 30, 2008 were as follows:

	Thousands of R$	Thousands of US$

2009	178,016	111,826
2010	178,016	111,826
2011	178,016	111,826
2012	178,016	111,826
2013	163,482	102,696
After 2013	662,549	416,200

Total minimum lease payments	1,538,095	966,200
Less: Amount representing interest	568,079	356,856

Present value of net minimum lease payments	970,016	609,344
Less current portion	117,353	73,719

Long-term portion	852,663	535,625

At June 30, 2008, the Company had twenty eight aircraft classified as capital leases. The capital lease agreements have terms ranging from six to twelve years. Sixteen of the Company’s aircraft leases contain bargain purchase options.

The carrying values of aircraft leased under capital leases included in property and equipment were:

	June 30, 2008	December 31, 2007

Flight equipment	1,268,984	1,081,885
Less accumulated depreciation	(79,929)	(36,791)

	1,189,055	1,045,094

7. Leases (Continued)

b) Operating leases

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment. At June 30, 2008, GTA leased 54 aircraft under operating leases (63 aircraft at December 31, 2007), with initial lease term expiration dates ranging from 2008 to 2017 and VRG leased 30 aircraft under operating leases (29 aircraft at December 31, 2007), with initial term expiration dates ranging from 2008 to 2015.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Payments under such leases with initial or remaining terms in excess of one year at June 30, 2008 were as follows:

	Thousands of R$			Thousands of US$

	Aircraft	Other	Total	Aircraft	Other	Total

2009	187,761	12,392	200,153	117,948	7,785	125,733
2010	366,119	8,047	374,166	229,989	5,055	235,044
2011	311,540	5,113	316,653	195,703	3,212	198,915
2012	297,937	2,838	300,775	187,158	1,783	188,941
2013	253,152	1,401	254,553	159,025	880	159,905
After 2013	447,094	-	447,094	280,856	-	280,856

Total minimum Lease payments	1,863,603	29,791	1,893,394	1,170,679	18,715	1,189,394

8. Shareholders’ Equity

The Board of Directors at a meeting held on January 28, 2008, authorized a share repurchase program for the repurchase of up to a total of 5 million of the Company´s preferred shares. Repurchases were made in accordance with applicable securities laws in the open market from time to time, depending on market conditions. During the six-month period ended June 30, 2008, the Company repurchased 1,574,200 preferred shares.

9. Commitments

The following table provides a summary of our principal payments under aircraft purchase commitments and other obligations at June 30:

						Beyond
(in R$ 000)	2008	2009	2010	2011	2012	2012	Total

Pre-delivery deposits
for flight equipment	145,128	161,479	141,191	187,851	230,855	107,984	974,488
Aircraft purchase
commitments	506,895	1,523,136	1,700,171	1,231,142	1,627,163	4,354,780	10,943,287

Total	652,023	1,684,615	1,841,362	1,418,993	1,858,018	4,462,764	11,917,775

The Company makes payments for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

At June 30, 2008, the Company has a purchase contract with Boeing for acquisition of Boeing 737-800 Next Generation aircraft, under which the Company currently has 98 firm orders and 40 purchase options. The firm orders have an approximate value of R$10,943,287 (US$ 6.9 billion) based on the aircraft list price (which exclude contractual manufacturer discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments can be financed with long-term financing guaranteed by the U.S. Exim Bank (for approximately 85% of the total acquisition cost).

10. Financial Instruments and Concentration of Risk

At June 30, 2008 and December 31, 2007, the Company’s primary monetary assets were cash equivalents and long-term debt, short-term investments and assets related to aircraft leasing transactions. The Company’s primary monetary liabilities are related to aircraft leases and long-term debt. All monetary assets other than those related to aircraft leases included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments relate to amounts invested with major financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian Reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Colombian Pesos, Euros, Paraguay Guaranis, Peru Nuevos Soles, Uruguayan Pesos and Venezuelan Bolivares from flights between Brazil, Argentina, Bolivia, Chile, Colombia, Germany, France, Italy, Paraguay, Peru, Uruguay and Venezuela). However, its liabilities, particularly those related to aircraft leasing and acquisition, are US dollar-denominated. The Company’s currency exchange exposure at June 30, 2008 is as set forth below:

	June 30, 2008	December 31, 2007

Assets
Cash, cash equivalents and short-term investments	462,354	1,170,526
Deposits with lessors	114,103	163,973
Aircraft and engine maintenance deposits	93,197	31,928
Other	57,311	55,032

Total assets	726,965	1,421,459

Liabilities
Foreign suppliers	53,014	42,341
Leases payable	9,964	17,169
Insurance premium payable	-	44,150

Total liabilities	62,978	103,660

Exchange exposure	663,987	1,317,799

Off-balance sheet transactions exposure
Operating leases	1,893,394	2,201,973
Aircraft commitments	10,943,287	8,155,237

Total exchange exposure	13,500,668	11,675,009

10. Financial Instruments and Concentration of Risk (Continued)

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

The Company utilizes derivative financial instruments with first-tier banks for cash management purposes. The Company currently has synthetic fixed income options and swap agreements to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments.

a) Fuel

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in the second quarter of 2008 and 2007 represented 41.2 % and 39.4% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging is limited. However, the Company has found commodities for effective hedging of jet fuel costs. Historically, prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel prices.

The following is a summary of the company’s fuel derivative contracts (in thousands, except as otherwise indicated):

	June 30,	December 31,
	2008	2007

Fair value of derivative instruments at period end	R$ 25,060	R$ 23,302
Average remaining term (months)	3	2
Hedged volume (barrels)	2,562,000	1,388,000

Quarter ended June 30:	2008	2007

Hedge effectiveness gain recognized in aircraft fuel	R$ 35,787	-
Hedge ineffectiveness gains (losses) recognized in other income (expense)	R$ (908)	R$ 2,428
Percentage of actual consumption hedged (during period)	55%	56%

10. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 55% and 19% of its jet fuel requirements at average crude equivalent prices of approximately US$ 131.91 and US$ 132.72 per barrel for the second and third quarter of 2008, respectively.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. Under SFAS 133, all derivatives designated as hedges that meet certain requirements are granted hedge accounting treatment. Generally, utilizing the hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying jet fuel is consumed. When the aircraft fuel is consumed and the related derivative contract settles, any gains or losses previously deferred in other comprehensive income are recognized as aircraft fuel expense. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for hedge accounting. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal 80-125% of the change in the value of the aircraft fuel being hedged or the change in value of the Company’s expected future cash outlay to purchase and consume jet fuel. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to “Other gains and losses” in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded to “Other gains and losses” in the income statement in the period of the change.

10. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the recent volatility in the prices of refined products. Due to the volatility in markets for crude oil and related products, the Company is unable to predict the amount of ineffectiveness each period, including the loss of hedge accounting, which could be determined on a derivative by derivative basis or in the aggregate. In specific instances, the Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement and therefore must discontinue hedge accounting, as defined by SFAS 133. When this happens, any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

The Company continually looks for better and more accurate methodologies in forecasting and estimating future cash flows relating to its jet fuel hedging program. These estimates are used in the measurement of effectiveness for the Company’s fuel hedges, as required by SFAS 133. The Company’s methodology utilizes a statistical-based regression equation with data from market forward prices of like commodities.

During the three month period ended June 30, 2008, the Company recognized a gain of R$ 35,787 as a reduction of aircraft fuel expense and R$ 908 (R$ 2,428 during the three months ended June 30, 2007) of additional net loss in Other expenses, net related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. The amount of R$ 4,214 (R$ 175 as of June 30, 2007) was ineffectiveness gain and mark-to-market gain related to contracts that will be settled in future periods. As of June 30, 2008 there was R$ 18,115 (R$ 17,357 as of June 30, 2007), net of taxes, of unrealized gains with jet fuel hedges recorded in “comprehensive income”. During the period, all derivative contracts were designated as hedges.

10. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its eight counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold financial derivative instruments for trading purposes.

b) Exchange rates

The Company is exposed to the effects of changes in the US$ exchange rate. Exchange exposure relates to amounts payable arising from US$-denominated and US$-linked expenses and payments. To manage this risk, the Company uses US options and futures contracts.

The following is a summary of our foreign currency derivative contracts (in thousands, except as otherwise indicated):

	June 30,	December 31,
	2008	2007

Fair value of derivative instruments	R$ 1,853	R$ 1,049
Longest remaining term (months)	19	3
Hedged volume	273,000	202,250

Quarter ended June 30:	2008	2007

Hedge effectiveness loss recognized in operating expenses	R$ (7,510)	R$ (8,305)
Hedge ineffectiveness losses recognized in other income	R$ (1,550)	R$ (1,219)
Percentage of expenses hedged (during period)	51%	50%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the US$ exchange rate. The Company has utilized derivative financial instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. As of June 30, 2008 the unrealized loss with exchange rates recorded in “comprehensive income” was R$ 6,547 (R$ (4,180) as of June 30, 2007), net of taxes.

10. Financial Instruments and Concentration of Risk (Continued)

b) Exchange rates (Continued)

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in other comprehensive income. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in other comprehensive income is recognized in operating expenses.

c) Interest rates

The Company’s results are affected by fluctuations in international interest rates due to the impact of such changes on expenses of lease agreements. The Company uses financial derivative instruments to reduce its exposure to fluctuations in international interest rates and accounts for these instruments in accordance with SFAS 133. In general, when a derivative can be defined with the terms and cash flows of the leasing agreement, this may be designed as a “Cash Flow Hedge” and the effective portion of fair value variations are recorded in Shareholders’ Equity until the date when the cash flow of the hedged leasing agreement becomes due. The Company also has interest rate derivatives not designed for hedge accounting treatment and, in this case, the periodic variations in fair values are recognized as financial income or expenses.

In the second quarter of 2008, the Company settled interest swap-lock derivatives to protect itself from oscillations of international interest rates. On June 30 2008, for financial instruments designed as cash flow hedges, the Company had contracts in the nominal amount of R$ 96,429 (US$ 60,575) and recognized R$ 182 (US$ 114), net of taxes in “comprehensive income”

10. Financial Instruments and Concentration of Risk (Continued)

c) Interest rates (Continued)

For interest rate derivatives not designated as hedges, on June 30 2008, the Company had contracts in the nominal amount of R$ 309,625 (US$ 194,500) and recognized R$ 5,992 (US$ 3,816) of net gains resulting from market value fluctuations were recognized in financial income.

The Company’s results are affected by changes in interest rates prevailing in Brazil, changes on financial investments, short-term investments, local currency liabilities, and assets and liabilities indexed to US dollars. Such variations affect the market value of fixed income securities denominated in Reais and the remuneration of cash and financial investment balances. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) solely to protect itself against domestic interest rate impacts on the fixed income portion of its investments. On June 30, 2008, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$1,500 with periods of up to 16 months, with a fair market value of R$ 1, corresponding to the last owed or receivable adjustment not yet settled. The total variations in market value, payments and receivables related to the interest rate futures are recognized as an increase or decrease in financial income.

d) Cash management

The Company enters into synthetic fixed income option contracts with first-tier banks registered in the Brazilian CETIP clearing house. As of June 30, 2008, the total amount invested in synthetic fixed-income option contracts was R$ 5,673 with an average term of 461 days. The Company utilizes swap agreements to change the remuneration of a portion of its short term investments to the Brazilian overnight deposit rate (“CDI”). As of June 30, 2008, the notional amount of fixed-rate swaps to CDI was R$ 5,600 with a fair value of R$ 207. The change in fair value of these swaps is recognized in interest income in the period of change.

11. Fair Value Measurements

As described in Note 2, the company adopted SFAS 157 as of January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

• Level 1. Observable inputs such as quoted prices in active markets;
• Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
• Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions

Assets and liabilities measured at fair value are based on one or more of three valuation techniques noted in SFAS 157. The three valuation techniques are identified in the tables below. Where more than one technique is noted, individual assets or liabilities were valued using one or more of the noted techniques. The valuation techniques are as follows:

a)	Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
b)	Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost).
c)	Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The adoption of this pronouncement did not have a material impact on the Company’s financial position, except for certain required disclosures about fair value measurements on a recurring and nonrecurring basis.

11. Fair Value Measurements (Continued)

The Company’s available-for-sale securities consist of government bonds, certificates of deposit, time-deposits and investment funds. The inputs utilized to determine the fair values of government bonds are obtained in quoted public markets. The inputs utilized to determine the fair value of certificates of deposit and time deposits are derived from information quoted in public markets.

The Company’s fuel and interest rate derivative contracts consist of OTC contracts, which are not traded on a public exchange. These contracts include both swaps as well as other types of option contracts. See Note 11 for further information on the Company’s derivative instruments and hedging activities. The fair values of swap contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized these swap contracts as Level 2. The Company determines the value of option contracts utilizing a standard option pricing model based on inputs that are either readily available in public markets, can be derived from information available in publicly quoted markets, or are quoted by counterparties to these contracts. In situations where the Company obtains inputs via quotes from its counterparties, it verifies the reasonableness of these quotes via similar quotes from another counterparty as of each date for which financial statements are prepared.

The Company’s foreign exchange derivatives consist of exchange-listed futures and options contracts. The inputs utilized to determine the fair value of these contracts are obtained from quoted public markets.

The following table presents the Company’s assets measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at June 30, 2008:

		Fair Value Measurements at Reporting Date

		Quoted Prices in	Significant
		Active Markets	Other
	June 30,	for Identical	Observable	Valuation
	2008	Assets (Level 1)	Inputs (Level 2)	Technique

Available-for-sale securities	437,981	66,764	371,217	a, c
Interest rate derivatives	4,038	-	4,038	b
Fuel derivatives	25,060	-	25,060	b
Foreign exchange derivatives	1,853	1,853	-	b

Total assets measured at fair value	468,932	68,617	400,315

11. Fair Value Measurements (Continued)

The fair value of our Smiles frequent flyer award liability (recorded as deferred revenue on the accompanying condensed consolidated balance sheets) was determined based on the estimated price that third parties would require us to pay for them to assume the obligation for miles expected to be redeemed under the Smiles Program. This estimated price was determined based on our weighted average equivalent ticket value of a Smiles award which is redeemed for travel on VRG or a participating airline. The weighted average equivalent ticket value contemplates differing classes of service and the carrier providing the award travel.

We perform the impairment test for our indefinite-lived intangible assets by comparing the asset’s fair value to its carrying value. Fair value is estimated based on recent market transactions, where available, or projected discounted future cash flows. For additional information regarding impairment, see Note 3.

In evaluating our goodwill for impairment, we first compare its fair value to its carrying value. We estimate the fair value by considering (1) projected discounted future cash flows, if reasonably estimable, (2) market multiple and recent transaction values of peer companies, (3) the potential value of synergies and other benefits, (4) our market capitalization and (5) any premium an investor would pay for a controlling interest.

The following table presents the Company’s assets and liabilities measured at fair value on a nonrecurring basis using significant unobservable inputs (Level 3) as defined in SFAS 157:

		Significant
		Unobservable	Valuation
	June 30, 2008	Inputs (Level 3)	Technique

Indefinite–lived intangible assets	623,951	623,951	a, c
Goodwill	538,944	538,944	c
Deferred revenue	(369,260)	(369,260)	b

Total assets and liabilities measured at fair value	793,635	793,635

12. Income Taxes

The reconciliation of the reported income and social contribution tax and the amount determined by applying the composite fiscal rate at June 30, 2008 and 2007, is as follows:

	Six-months periods ended June 30,

	2008	2007

Income (loss) before income taxes	(233,666)	111,247
Nominal composite rate	34%	34%

Income tax expense by the nominal rate	(79,446)	37,823
Interest on shareholders’ equity	-	(23,256)
Other permanent differences	21,028	15,469

Income tax expense (benefit)	(58,418)	30,036

Effective rate	25%	27%

13. Earnings per Share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the period. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

13. Earnings per Share (Continued)

	Three-months period ended		Six-months period ended
	June 30,		June 30,

	2008	2007	2008	2007

Numerator
Net income (loss) applicable to common and
preferred shareholders for basic and diluted
earnings per share	R$ (171,705)	R$ (35,371)	R$ (175,248)	R$ 81,211

Denominator
Weighted-average shares outstanding for basic
earnings per share (in thousands)	201,551	197,306	202,301	196,755

Treasury shares	(341)	-	(636)	-

Adjusted weighted-average shares outstanding
for basic earnings per share (in thousands)	201,210	-	201,665	-

Effect of dilutive securities:
Executive stock options (in thousands)	-	-	-	59

Adjusted weighted-average shares outstanding and
assumed conversions for diluted earnings per
shares (in thousands)	201,381	197,306	201,665	196,814

Basic earnings (loss) per share	(0.85)	(0.18)	(0.87)	0.41
Diluted earnings (loss) per share	(0.85)	(0.18)	(0.87)	0.41

14. Revenue Information

The company operates domestic and international flights. Geographic information for net operating revenues by market, presented below, was compiled based on passenger and cargo transportation provided by origin to final destination for GTA and origin to first destination for VRG:

	Three-months period ended June 30,				Six-months period ended June 30,

	2008	%	2007	%	2008	%	2007	%

Domestic	1,331,203	90.9	1,072,341	93.1	2,753,167	89.6	2,027,733	92.5
International	133,660	9.1	79,191	6.9	318,775	10.4	165,071	7.5

Total	1,464,863	100.0	1,151,532	100.0	3,071,942	100.0	2,192,804	100.0

15. Subsequent Event

On July 30, 2008, the Company, in compliance with Paragraph 4, Article 157, Law no. 6.404/76 and CVM Instruction no. 358/02, submitted to the National Civil Aviation Agency (Anac) a request for authorization for a corporate restructuring (“the Reorganization”) of its subsidiaries, Gol Transportes Aéreos S.A. (“GTA”) and VRG Linhas Aéreas S.A. (“VRG”), aiming to combine them into a single airline company which will respect VRG and GTA’s current rights and obligations, maintaining the “GOL” and “VARIG” brands.

The acquisition of VRG by GTI S.A., a wholly-owned subsidiary of GTA, was approved by the Brazilian Antitrust Agency (Cade) on June 25, 2008. The effective consummation of the Reorganization is dependent upon Anac’s approval, under the terms of Article 186 of the Brazilian Aeronautics Code and other preceding conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.